U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
Form 12b-25
NOTIFICATION OF LATE FILING
(Check One)

[     ] Form 10-K [X]   Form 20-F [   ]   Form 11-K [   ]
	Form 10-Q [   ]   Form N-SAR
	for Period Ended:  December 31, 1997
[     ] Transition Report on Form 10-K
[     ] Transition Report on Form 20-F
[     ] Transition Report on Form 11-K
[     ] Transition Report on Form 10-Q
[     ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________

Part I-- Registrant Information
Full Name of Registrant:            Apollo Eye Group, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number)
			  2424 N. Federal Highway, Suite 405
City, State and Zip Code  Boca Raton, FL  33431

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)
[X]     (a)  The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]     (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or
Form N-SAR, or portion thereof will be filed on or before
the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before
the fifth calendar day following the prescribed due date;
and
[ ]     (c)  The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.

Part III- -Narrative
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

On December 30, 1997, Apollo Eye Group, Inc. and two of its subsidiaries, Apollo Eye Associates, Inc. and J. K. Enterprises of Deerfield Beach, Inc. filed Voluntary Petitions for relief under Chapter 11, Title 11 of the United States Bankrutcy Code in the U.S. Bankruptcy Court for the Southern District of Florida. As a result, the outcome of certain financial decisions relating to the Company's liquidity, restructuring of the Company and the completion of a Plan of Reorganization for the Company could not be completed prior to the due date. The Plan of Reorganization is expected to be submitted to the Bankruptcy Court on or before April 30, 1998. The Company expects that the filing will be made following the submission of the Plan of Reorganization.

Part IV--Other Information

   (1) Name and telephone number of person to contact in regard to this notification.
   J. Richard Damron, Jr.                  (561) 395-5402
   (Name)                     (Area Code) (Telephone Number)
   (2) Have all other periodic reports required under
   section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
				  [X]   Yes   [   ]   No
   (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
				  [X]   Yes   [   ]    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

APOLLO EYE GROUP, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf
by the undersigned thereunto duly authorized.
Date:  March 31, 1998         By: /s/ J. Richard Damron, Jr.
				  J. Richard Damron, Jr.
				  Treasurer

Part IV--Other Information (3)

The Company is not able to estimate the impact on the financial statements that are likely to result from the Voluntary Petitions for relief filed on December 30, 1997 under Chapter 11, Title 11 of the United States Bankruptcy Code. As a part of a restructuring plan, the Company has closed nine of twelve practice locations since December 31, 1997. The realization of asset values from the discontinued operations cannot be estimated at this time. A decision to continue or close the three remaining practice locations is under review. These decisions will be incorporated into the Plan of Reorganization.

In December 1997, a judgment was entered against the Company in an age discrimination lawsuit (as previously announced by the Company). The judgment includes a jury award in excess of $400,000 plus reinstatement of the plaintiff and may result in the award of certain of plaintiff's legal fees. Also in December 1997, the Company received a ninety day notice that its contract with United Health Care to provide managed vision care benefits was being canceled effective March 31, 1998. This contract represents more than forty percent of the Company's managed care revenue. These events raise issues about the Company's liquidity that cannot be finalized.

The decisions and arrangements necessary to resolve these questions cannot be completed prior to the completion of the Plan of Reorganization. It is anticipated that the Company will file such a plan on or before April 30, 1998.